Exhibit - 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The Bank of New York Mellon Corporation

			Legacy The Bank of New York only
			Year ended Dec. 31,
(dollar amounts in millions)	2007	(a)	2006	2005	2004	2003
Earnings
Income from continuing operations before income taxes	$3,225		$2,170	$1,978	$1,840	$1,430
Fixed charges, excluding interest on deposits	1,154		867	550	314	255

Income from continuing operations before income taxes and fixed charges, excluding interest on deposits	4,379		3,037	2,528	2,154	1,685
Interest on deposits	2,389		1,434	839	470	423

Income from continuing operations before income taxes and fixed charges including interest on deposits	$6,768		$4,471	$3,367	$2,624	$2,108

Fixed charges
Interest expense, excluding interest on deposits	$1,062		$807	$490	$260	$214
One-third net rental expense (b)	92		60	60	54	41

Total fixed charges, excluding interest on deposits	1,154		867	550	314	255
Interest on deposits	2,389		1,434	839	470	423

Total fixed charges, including interests on deposits	$3,543		$2,301	$1,389	$784	$678

Earnings to fixed charges ratios
Excluding interest on deposits	3.79		3.50	4.60	6.86	6.61
Including interest on deposits	1.91		1.94	2.42	3.35	3.11
(a)	Results for 2007 include six months of the combined Company’s results, while results prior to July 1, 2007, include legacy The Bank of New York only.
(b)	The proportion deemed representative of the interest factor.